# EUROCONSULT CAPITAL, LLC

## STATEMENT OF CHANGES IN MEMBER'S EQUITY

**Year Ended December 31, 2015**

| | | |
|---|---|---|
| **Member's equity,** beginning of year | $ | 17,970 |
| **Capital contribution** | | 131,879 |
| **Net Loss** | | (109,862) |
| **Member's equity,** end of year | $ | 39,987 |

*See accompanying notes to financial statements.*